SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                        CB RICHARD ELLIS SERVICES, INC.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   12489L108
                                (CUSIP Number)

                               Murray A. Indick
                          BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12489L108                      13D                 Page 2 of 27

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RCBA STRATEGIC PARTNERS, L.P.
             94-3303833
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             WC, 00
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**
 14.    TYPE OF REPORTING PERSON

             PN

CUSIP No. 12489L108                      13D                 Page 3 of 27

        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 4 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RCBA GP, L.L.C.
             94-3303831
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**

CUSIP No. 12489L108                      13D                 Page 5 of 27

 14.    TYPE OF REPORTING PERSON

             OO (Limited Liability Company)
        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 6 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             BLUM CAPITAL PARTNERS, L.P.
             94-3205364
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        California
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**

CUSIP No. 12489L108                      13D                 Page 7 of 27

 14.    TYPE OF REPORTING PERSON

             PN, IA
        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 8 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RICHARD C. BLUM & ASSOCIATES, INC.
             94-2967812
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        California
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%

CUSIP No. 12489L108                      13D                 Page 9 of 27

 14.    TYPE OF REPORTING PERSON

             CO
        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 10 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RICHARD C. BLUM
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.A.
                    7.   SOLE VOTING POWER

    NUMBER OF                 15,205**
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   15,205**
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,944,641**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**
 14.    TYPE OF REPORTING PERSON

             IN

CUSIP No. 12489L108                      13D                 Page 11 of 27

        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 12 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             BLUM CB CORP.
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware.
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**
 14.    TYPE OF REPORTING PERSON

             CO

CUSIP No. 12489L108                      13D                 Page 13 of 27

        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 14 of 27


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             BLUM CB HOLDING CORP.
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                      (b)  /_/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS*:

             See Item 3 of Schedule 13D.
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware.
                    7.   SOLE VOTING POWER

    NUMBER OF                 -0-
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,929,436**
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH          10.  SHARED DISPOSITIVE POWER

                              8,929,436**
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**
 14.    TYPE OF REPORTING PERSON

             CO

CUSIP No. 12489L108                      13D                 Page 15 of 27

        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108                      13D                 Page 16 of 27

                 This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on November 18, 1999, Amendment No. 1 as filed with the Commission on January 13, 2000, Amendment No. 2 as filed with the Commission on November 13, 2000 and Amendment No. 3 as filed with the Commission on December 4, 2000 (as amended, the "Schedule 13D") by BLUM Capital Partners, L.P., a California limited partnership; Richard C. Blum & Associates, Inc., a California corporation; RCBA Strategic Partners, L.P., a Delaware limited partnership; RCBA GP, L.L.C., a Delaware limited liability company; and Richard C. Blum. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

                 Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.          Identity and Background.

                 Item 2 of the Schedule 13D is hereby supplemented as follows:

                 As described in Item 4 below, BLUM CB Holding Corp., a Delaware corporation ("Holding"), and its subsidiary Newco entered into an Agreement and Plan of Merger with the Issuer dated as of February 23, 2001 (the "Agreement"), pursuant to which, on the terms and conditions set forth therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange for their shares.

                 Holding is a Delaware corporation newly formed by Strategic. The principal business of Holding is to engage in the transactions set forth in the Agreement. The President and sole Director of Holding is Claus J. Moller, who is a citizen of Denmark and whose principal occupation or employment is Managing Partner of BLUM LP. The Treasurer and Vice President of Holding is Christian Puscasiu, who is a United States citizen and whose principal occupation or employment is Vice President of BLUM LP. The Secretary and Vice President of Holding is Murray A. Indick, who is a United States citizen and whose principal occupation or employment is Partner and General Counsel of BLUM LP. The principal business office address of

CUSIP No. 12489L108                      13D                 Page 17 of 27

         Holding and Messrs. Moller, Puscasiu and Indick is 909 Montgomery Street, Suite 400, San Francisco, California 94133. To the best knowledge of the Reporting Persons, none of the entities or persons identified in this paragraph has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 The information set forth in this Item 2 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit
         1), which is expressly incorporated herein by reference.

Item 3.          Source of Funds and Other Consideration.

                 Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced with the following paragraphs:

                 Holding and Newco estimate that they will require approximately $681.7 million to consummate the transactions contemplated by the Agreement, including to pay the aggregate CBRE Merger Consideration to holders of Common Stock (other than certain holders described in Item 4), refinance certain indebtedness of the Issuer and pay related fees and expenses. These payments and refinancings will be funded through a combination of equity and debt financing.

                 In connection with the Agreement, Holding has entered into a Contribution and Voting Agreement, dated as of February 23, 2001 (the "Contribution Agreement") (attached hereto as Exhibit 2), with Newco, Strategic, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White in order to provide a portion of the capital necessary to fund the Agreement. Pursuant to the Contribution Agreement, each of Strategic, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White have agreed to contribute all or a portion of the Common Stock that they beneficially own to Holding immediately prior to the closing of the CBRE Merger. Such shares of Common Stock will be cancelled at the effective time of the CBRE Merger. In addition, concurrent with such contributions of Common Stock to Holding, Strategic has agreed to contribute to Holding between $60.8 million

CUSIP No. 12489L108                      13D                 Page 18 of 27

         and $109.9 million of cash (as determined by Holding no less than twelve business days prior to the closing of the transaction contemplated by the Contribution Agreement).

                 In addition to the financing discussed above with respect to the Contribution Agreement, Credit Suisse First Boston ("CSFB") has provided Newco with a Commitment Letter (the "CSFB Commitment Letter") (attached hereto as Exhibit 5) and DLJ Investment Funding, Inc. ("DLJ") has provided Holding with a Commitment Letter (the "DLJ Commitment Letter" and together, the "Commitment Letters") (attached hereto as Exhibit 6), each with respect to debt financing contemplated by the Agreement. Subject to the terms and conditions of the CSFB Commitment Letter, CSFB has committed to provide to Newco at least $400 million of term loan debt financing (subject to reduction as provided in the CSFB Commitment Letter, the "Term Loans") and a $100 million revolving credit facility (the "Revolving Loan"). Subject to the terms and conditions of the DLJ Commitment Letter, DLJ has committed to purchase from Holding at least $75 million of 16% Senior Notes of Holding, together with common stock of Holding representing 3.0% of Holding's total common stock including any options granted by Holding to management of Holding and the Issuer (the "Mezzanine Financing", and together with the Term Loans and the Revolving Loan, the "Financings"). The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay, together with the proceeds received pursuant to the Contribution Agreement, the aggregate CBRE Merger Consideration pursuant to the CBRE Merger, to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries. CSFB's and DLJ's commitments to provide the Financings are subject to execution of definitive agreements with respect thereto and other conditions as set forth in the applicable Commitment Letters.

                 The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit
         1), the Contribution Agreement (attached hereto as Exhibit 2), the CSFB Commitment Letter (attached hereto as Exhibit 5) and the DLJ Commitment Letter (attached hereto as Exhibit 6), each of which is expressly incorporated herein by reference.

CUSIP No. 12489L108                      13D                 Page 19 of 27

Item 4.          Purpose of Transaction.

                 Item 4 of the Schedule 13D is hereby amended by deleting paragraphs one through four thereof and replacing them with the following paragraphs:

                 On February 23, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit 1) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

                 Also pursuant to the Agreement, on the terms and subject to the conditions set forth therein (including, without limitation, receiving all necessary consents from holders of options), all options to acquire shares of Common Stock will be cancelled at the time of the CBRE Merger and each holder of options to acquire shares of Common Stock will receive for each share of Common Stock subject to such options the greater of (x) the excess, if any, of the CBRE Merger Consideration over the exercise price per share of Common Stock subject to such cancelled options and (y) $1.00.

                 On the terms and subject to the conditions set forth in the Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units (as defined in the Issuer's deferred compensation plan) that are vested as of the effective time of the CBRE Merger will be entitled to elect, prior to the effective time, to (i) convert the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) into any of the insurance mutual fund alternatives provided under the deferred compensation plan, (ii) receive a cash payment on the first anniversary of the effective time equal to the sum of (A) the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) and (B) interest of 10% per annum from the period beginning the day after the effective time and ending on the day immediately prior to the first anniversary of the Effective Time; provided, however, that if the participant's employment is terminated for cause or the participant resigns prior to the first anniversary of the effective time of the Merger, the participant will forfeit such interest, or (iii) continue to hold the vested Stock Fund Units (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE Merger).

CUSIP No. 12489L108                      13D                 Page 20 of 27

         On the terms and subject to the conditions set forth in the Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units that are not vested as of the effective time of the CBRE Merger will continue to hold such unvested Stock Fund Units subject to the same vesting provisions (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE Merger).

                 In addition, pursuant to the Agreement, on the terms and subject to the conditions set forth therein, each participant in the Issuer's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Issuer's Capital Accumulation Plan) will receive, in consideration for such participant's Common Stock in the Company Stock Fund, the product of
         (i) the number of shares of Common Stock held in the Company Stock Fund at such time multiplied by (ii) the CBRE Merger Consideration (the "Plan Proceeds"). On the terms and subject to the conditions set forth therein, as of the effective time of the CBRE Merger, provided that the registration statement contemplated by the Agreement and to be filed by Holding has previously been declared effective by the SEC, each such participant may invest, the Plan Proceeds in shares of the common stock of Holding based on a per share price equal to the CBRE Merger Consideration. Unless Holdings determines otherwise, the aggregate number of shares of Holding common stock that all such participants will be entitled to purchase with such Plan Proceeds will not exceed the quotient of (i) fifty percent of the sum of the Plan Proceeds of all such participants divided by (ii) the CBRE Merger Consideration. In the event that such participants request to purchase an aggregate number of shares of Holding common stock in excess of such limitation, the amount subscribed to by each such participant will be reduced pro rata based on the number of shares of Holding common stock each such participant initially requested to purchase.

                 Consummation of the transactions contemplated by the Agreement are subject to, among other things: (a) the affirmative approval of the Agreement by holders of two-thirds of the outstanding Common Stock held by stockholders other than the Reporting Persons, FSEP III, FSEP International, Malek, Koll Holding, Wirta, White and their respective affiliates; (b) the receipt of debt funding contemplated by the Commitment Letters on substantially the terms set forth in the Commitment Letters or the funding of alternative debt

CUSIP No. 12489L108                      13D                 Page 21 of 27

         financing on substantially comparable terms; (c) the receipt of required consents from the holders of the Issuer's 8-7/8% Senior Subordinated Notes due 2006 as set forth in the Agreement;
         (d) receipt of any material governmental and third party approvals (including expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended); (e) the declaration of effectiveness by the SEC of a Registration Statement on Form S-1 or comparable form, together with any supplements thereto, registering shares of common stock of Holding for issuance to employees of the Issuer under the Securities Act of 1933, as amended (the "Securities Act"); and (f) the delivery to the Board of Directors of Issuer of a letter as to the solvency of the Issuer and its subsidiaries after giving effect to the CBRE Merger, the transactions contemplated by the Contribution Agreement and the Financings.

                 In connection with the Agreement, subsequent to the CBRE Merger, the Reporting Persons intend to delist the Common Stock from the New York Stock Exchange and to register the Common Stock under the Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Agreement, Holding expects to offer shares of its common stock to employees of the Issuer and will file a registration statement under the Securities Act in order to effect such offering. Accordingly, upon consummation of such an offering by Holding, the Reporting Persons expect that Holding's common stock will be registered under the Exchange Act.

                 Pursuant to the Agreement and a Securityholders' Agreement, a form of which is an exhibit to the Contribution Agreement and will be entered into by the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta upon closing of the CBRE Merger (the "Securityholders' Agreement") (attached hereto as Exhibit 3), the Board of Directors of Holding after consummation of the Agreement will consist of eight directors, including four directors designated by Strategic, one director designated by FSEP and FSEP International acting together, Wirta, White and one of the Issuer's real estate brokerage employees. In addition, pursuant to the Securityholders' Agreement, Strategic will be entitled to designate one additional director of Holding at any time. The Agreement provides that Newco's directors at the effective time of the CBRE Merger will be the Issuer's directors after such time and that the Issuer's officers at the effective time of the CBRE Merger will remain the Issuer's officers after such time. The

CUSIP No. 12489L108                      13D                 Page 22 of 27

         Agreement also provides that the Issuer will use its commercially reasonable efforts to obtain the resignation from the Issuer's Board of Directors of all directors other than Blum, Freeman, Wirta and White prior to the CBRE Merger.

                 The Contribution Agreement provides, among other things, that upon consummation of the CBRE Merger, the FS Investor Warrants will be cancelled and Holding will issue new warrants to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for 247,220 shares of the common stock of Holding. The terms of such new warrants are set forth in a form of Warrant Agreement that is an exhibit to the Securityholders' Agreement (the "Warrant Agreement") (attached hereto as Exhibit 4).

                 The Contribution Agreement further provides that each of Wirta and Koll Holding agrees that at the time of the closing under the Agreement, the warrants to acquire 55,936 shares of Common Stock beneficially owned by each of Wirta and Koll will be converted into the right to receive $1.00 per share underlying such warrants and shall not thereafter represent the right to receive any securities of, or other consideration from, Holding or the Issuer.

         Item 4 of the Schedule 13D is further amended by deleting the seventh paragraph therein.

         Item 4 of the Schedule 13D is further amended by deleting the eleventh and twelfth paragraphs therein and replacing them with the following:

                 The information set forth in this Item 4 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit
         1), the Contribution Agreement (attached hereto as Exhibit 2), the Securityholders' Agreement (attached hereto as Exhibit 3), the Warrant Agreement (attached hereto as Exhibit 4) and the Commitment Letters (attached hereto as Exhibits 5 and 6), each of which is expressly incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby supplemented by inserting the following paragraph immediately after the forth paragraph therein:

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CUSIP No. 12489L108                      13D                 Page 23 of 27

                 As a result of the matters described in Items 2, 3 and 4 above, Holding, together with the other Reporting Persons, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and Holding may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                 Item 6 of the Schedule 13D is hereby amended by deleting paragraphs one through four and replacing them with the following paragraphs:

                 As described in Items 2, 3 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit 1) with the Issuer dated as of February 23, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.

                 As described in Items 3 and 4 hereof, on February 23, 2001, Newco, Holding, Strategic, FSEP III, FSEP International, Wirta, White, Koll Holding and Malek entered into the Contribution Agreement (attached hereto as Exhibit 2), which sets forth certain understandings among the parties thereto with respect to certain contributions of Common Stock and cash to be made to Holding in connection with the consummation of the transactions under the Agreement. The Contribution Agreement also includes, among other things, certain agreements by the parties thereto with respect to (i) the voting of Common Stock held by them regarding the Agreement and the CBRE Merger and any potential competing acquisition proposals and
         (ii) the reimbursement of expenses incurred by such parties and (iii) the allocation among certain of such parties of fees received from the Issuer under the Agreement.

                 As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding, the Issuer, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek will execute the Securityholders' Agreement (attached hereto as Exhibit 3). The Securityholders' Agreement sets forth certain agreements of the parties thereto with respect to their ownership of common stock and other securities of Holding after the

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CUSIP No. 12489L108                      13D                 Page 24 of 27

         CBRE Merger, including the composition of the Board of Directors of Holding.

                 As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding will issue warrants to acquire 247,220 shares of Holding common stock to FSEP III and FSEP International, the terms of which are set forth in a Warrant Agreement (attached hereto as Exhibit 4).

                 As described in Items 3 and 4 hereof, CSFB and DLJ have provided Newco and Holding, respectively, with the Commitment Letters (attached hereto as Exhibits 5 and 6, respectively) with respect to the Financings. The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

                 In connection with the negotiation and signing of the Agreement, the Issuer entered into a Confidentiality Agreement, dated as of December 15, 2001, with BLUM LP, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White (as amended on February 23, 2001, the "Confidentiality Agreement") (attached hereto as Exhibit
         7). Pursuant to the Confidentiality Agreement, the signatories thereto other than the Issuer have made certain agreements with respect to, among other things, restrictions on their acquisition of Common Stock and the confidential treatment of information made available to such parties during the course of such negotiations.

                 In connection with the signing of the Agreement, Strategic entered into a letter agreement, dated as of February 23, 2001 (the "BLUM Agreement") (attached hereto as Exhibit 8), pursuant to which, among other things, Strategic guaranteed the payment to the Issuer of any amounts which are finally judicially determined to be due to the Issuer from Holding or Newco by reason of the willful breach of the terms of the Agreement by Holding or Newco, subject to a maximum of all such payments to the Issuer from Strategic of $20 million. In connection with the BLUM Agreement, Strategic, FSEP III and FSEP International entered into a letter agreement, dated as of the same date (the "FSEP Agreement") (attached hereto as Exhibit 9), pursuant

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CUSIP No. 12489L108                      13D                 Page 25 of 27

         to which FSEP III and FSEP International, together, agreed that, in the event that Strategic becomes obligated to make payments to the Issuer pursuant to the BLUM Agreement and the action by Holding or Newco resulting in such payment to the Issuer was mutually agreed by Strategic, on the one hand, and FSEP III and FSEP International, on the other hand, then FSEP III and FSEP International will contribute together to Strategic 36% of such payments made by Strategic to the Issuer, subject to an aggregate limit on all such payments by FSEP III and FSEP International, together, of $3.6 million.

                 The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit
         1), the Contribution Agreement (attached hereto as Exhibit 2), the Securityholders' Agreement (attached hereto as Exhibit 3), the Warrant Agreement (attached hereto as Exhibit 4), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Confidentiality Agreement (attached hereto as Exhibit 7), the BLUM Agreement (attached hereto as Exhibit 8) and the FSEP Agreement (attached hereto as Exhibit 9), each of which is expressly incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits

                 Item 7 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

                 1.       Agreement dated February 23, 2001.

                 2.       Contribution Agreement dated February 23, 2001.

                 3.       Form of Securityholders' Agreement.

                 4.       Form of Warrant Agreement.

                 5.       CSFB Commitment Letter dated February 23, 2001.

                 6.       DLJ Commitment Letter dated February 23, 2001.

                 7. Confidentiality Agreement dated December 15, 2001 and the Amendment to the Confidentiality Agreement dated February 23, 2001.

                 8.       BLUM Agreement dated February 23, 2001.

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CUSIP No. 12489L108                      13D                 Page 26 of 27

                 9.       FSEP Agreement dated February 23, 2001.

                 10.       Joint Filing Agreement dated February 27, 2001.

                 11.       Power of Attorney dated August 26, 1997.

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CUSIP No. 12489L108                      13D                 Page 27 of 27



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 2000

RCBA GP, L.L.C.                              RCBA STRATEGIC PARTNERS, L.P.
                                             By:      RCBA GP, L.L.C.
                                                      its general partner

By:      /s/ Murray A. Indick                By:      /s/ Murray A. Indick
         ----------------------------                 ------------------------
         Murray A. Indick, Member                     Murray A. Indick, Member

RICHARD C. BLUM & ASSOCIATES, INC.           BLUM CAPITAL PARTNERS, L.P.

                                             By:      Richard C. Blum &
                                                      Associates, Inc.
                                                      its general partner

By:      /s/ Murray A. Indick                By:      /s/ Murray A. Indick
         ----------------------------                 ------------------------
         Murray A. Indick                             Murray A. Indick
         Partner, General Counsel                     Partner, General Counsel
         and Secretary                                and Secretary

         /s/ Murray A. Indick                BLUM CB CORP.
         ----------------------------
         RICHARD C. BLUM

By:      Murray A. Indick,                   By:      /s/ Murray A. Indick
         Attorney-in-Fact                             ------------------------
                                                      Murray A. Indick
                                                      Vice President, Secretary
                                                      and Assistant Treasurer
BLUM CB HOLDING CORP.

By:      /s/ Murray A. Indick
         ----------------------------
         Murray A. Indick
         Vice President, Secretary and
         Assistant Treasurer